UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
 SEC File No. 000-31199
(Check One): CUSIP Number  19655K 103
☐Form 10-K  ☐Form 20-F  ☐Form 11-K   ☒Form 10-Q  ☐Form 10-D   ☐Form N-SAR    ☐Form N-CSR

For Period Ended:  June 30, 2011
           Transition Report on Form 10-K
           Transition Report on Form 20-F
           Transition Report on Form 11-K
           Transition Report on Form 10-Q
           Transition Report on Form  N–SAR
           For the Transition Period Ended:_______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Colorado Rare Earths, Inc.
Full Name of Registrant

Calypso Media Services Group, Inc
Former Name if Applicable:

12 North Washington Street
Address of Principal Executive Office (Street and Number)

Montoursville, Pennsylvania 17754
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form –SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N–SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is actively working on the completion of an acquisition that was previously reported on July 22, 2011 on Form 8-K, which has caused a delay in completing the registrant’s financial statements and the Form 10-Q quarterly report for the period ended June 30, 2011.  Thus, the registrant’s certifying auditors have not completed their final review of the financial statements to be included in the report.  Also, because of the new requirements, the registrant is still working towards finalizing the XBRL formatting for the Form 10-Q.  The registrant expects that the review of its financial statements and XBRL formatting will be completed and the Form 10-Q finalized in order to file the report within the prescribed extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Leonard E. Neilson	(801)	733-0800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is not, identify reports(s).Yes☒ No☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	Yes☐	No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Colorado Rare Earths, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15 2011	By /S/ Michael D. Parnell
Michael D. Parnell
C.E.O.

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).